UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _________________________________________________October_2007

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Press Releases: October 29, 2007; November 13, 2007

2.  Un-Audited Interim Financial Statements: Nine Months Ended 9/30/2007

    Form 52-109FT2: CEO Certification of Interim Filings

    Form 52-109FT2: CFO Certification of Interim Filings

    Interim Financial Statements: Management’s Discussion/Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (05-07)  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Monday October 29, 2007

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush announces drilling in Mission River

Vancouver, October 29, 2007 – Portrush Petroleum Corporation (TSX- V=PSH; OTCBB = PRRPF) (http://www.portrushpetroleum.com) wishes to announce that the next well on the Mission River lease has spudded.  The well, the Scanio/Shelton No.8 had reached a depth of 1,282 feet earlier this morning and will be drilled to a depth of 7,950 feet.  It is anticipated to take approximately fourteen days to drill.

The operator anticipates drilling the first well will confirm the results of the 3-D seismic data shot in December 2006 and January 2007 and thoroughly reviewed since the completion of the Scanio/Hawn No.1 drilled earlier this year.  The re-worked seismic clearly identifies the intended pay zones expected to be penetrated by this first well.  A successful well would then be followed by three additional wells.

The Mission River lease is being developed by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas.  The field has multiple pays at depths ranging from 2,000 to 8,800 feet.  Portrush has a 10% working interest in the field.  To date nine wells have been drilled and all nine wells have been placed on production.

Drilling has reached the half way stage at the Portrush et al No.1–Moore 5-13-III in Moore township, Lambton County, Southwestern Ontario.  The six BCF prospect is located on trend and mid-point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno.

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at

www.portrushpetroleum.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties.  Actual events or results could differ materially from the Company's expectations and projections.  The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

CONTACT INFORMATION

Corporate

Mr. Linsday Malcolm

Telephone: 866-939-2555

info@portrushpetroleum.com

Tuesday November 13th, 2007.

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush announces completion of Scanio-Shelton # 8.

Vancouver, November 13, 2007  – Portrush Petroleum Corporation  (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) wishes to provide an update regarding its continuing operations on the Scanio/Sheldon No.8 well in the Mission River property in Texas. The well has been drilled to a total depth of 7,950 feet and a decision to complete the well has been taken. The well has encountered hydrocarbon bearing sandstones within the main target zone.

A full suite of wireline logs and 42 sidewall cores have been taken. The operator intends to perforate the upper six feet with six shots per foot of the potential production zone and place the well on production.

Preliminary results, together with an in-depth analysis of log data obtained from the well suggest that the initial production from the well will be oil and the well can be placed on production without an upgrade to the existing facilities. A final interpretation of the overall hydrocarbon column encountered, and hence estimated reservoir volumes and a full analysis of all the log data and fluid sampling recovered from the well is currently being undertaken.

The Mission River lease is operated by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,500 feet.  Portrush has a 10% working interest in the field. A further announcement will be made in due course regarding the hydrocarbon types encountered and the likely size of the discovery once all the data gathered from the well has been recovered and fully evaluated. This will include initial production rates.

Drilling is on schedule at the Portrush et al No.1–Moore 5-13-III in Moore township, Lambton County, Southwestern Ontario The prospect is located on trend and mid-point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno.

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

CONTACT INFORMATION

Mr. Linsday Malcolm

Telephone: 866 939 2555

info@portrushpetroleum.com

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

NINE MONTH PERIOD ENDED

SEPTEMBER 30, 2007

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended September 30, 2007.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	September 30, 2007	December 31, 2006

ASSETS

Current
Cash	$ 119,521	$ 50,691
Receivables	35,711	127,873
Prepaids	43,589	22,559

	198,821	201,123

Advances on oil and gas properties	-	62,599
Oil and gas properties (Note 3)	1,482,049	1,347,654

	$ 1,680,870	$ 1,611,376

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 87,221	$ 58,616
Loan payable	103,047	-

	190,268	58,616

Future site restoration	10,494	10,494

	200,762	69,110

Shareholders' equity

Capital stock (Note 5)	13,652,187	13,508,437
Contributed surplus (Note 5)	525,307	486,968
Deficit	(12,697,386)	(12,453,139)

	1,480,108	1,542,266

	$ 1,680,870	$ 1,611,376

Nature and continuance of operations (Note 2)

On behalf of the Board:

/s/ Martin Cotter	Director	/s/ Neal Iverson	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2007	Three Month Period Ended September 30, 2006	Nine Month Period Ended September 30, 2007	Nine Month Period Ended September 30, 2006

REVENUE
Oil and gas revenue, net of royalties	$ 93,829	$ 205,098	$ 331,711	$ 584,895

DIRECT COSTS
Depletion	64,628	35,592	178,501	90,437
Operating expenses	33,895	69,059	76,216	204,474
Total direct costs	(98,523)	(104,651)	(254,717)	(294,911)

EXPENSES
Consulting and administration fees	437	2,816	28,354	20,069
Interest expense	1,067	-	1,067	-
Investor relations	5,000	28,191	36,855	62,583
Management fees – related party	19,440	20,049	60,995	60,667
Office and miscellaneous	9,533	(659)	40,242	23,559
Professional fees	40,315	48,274	60,821	99,806
Shareholder costs	883	3,978	11,321	14,314
Stock-based compensation	25,703	33,114	38,339	237,514
Transfer agent and regulatory fees	5,523	1,829	18,469	17,708
Travel and promotion	481	3,342	10,644	10,287

Total expenses	(108,382)	(140,934)	(307,107)	(546,507)

Loss before other items	(113,076)	(40,487)	(230,113)	(256,523)

OTHER ITEMS
Foreign exchange gain (loss)	(5,844)	-	(14,134)	(10,272)

Total other items	(5,844)	-	(14,134)	(10,272)

Net income (loss) for the period	(118,920) ()	(40,487)	(244,247)	(266,795)

Deficit, beginning of period	(12,578,466)	(12,244,330)	(12,453,139)	(12,018,022)

Deficit, end of period	$ (12,697,386)	$ (12,284,817)	$ (12,697,386)	$ (12,284,817)

Basic and diluted earnings (loss) per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	45,161,043	44,058,792	44,425,098	43,915,477

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2007	Three Month Period Ended September 30, 2006	Nine Month Period Ended September 30, 2007	Nine Month Period Ended September 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$ (118,920)	$ (40,487)	$ (244,247)	$ (266,795)
Items not affecting cash:
Depletion	64,628	35,592	178,501	90,437
Stock-based compensation	25,703	33,114	38,339	237,514

Changes in non-cash working capital items:
(Increase) decrease in receivables	44,495	49,732	92,162	(54,964)
Increase (decrease) in prepaids	(17,909)	21,415	(21,030)	(17,503)
Increase (decrease) in accounts payable and accrued liabilities	(2,379)	(52,111)	28,605	(55,780)

Cash provided by (used in) operating activities	(4,382)	47,255	72,330	(67,091)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from (repaid to) related parties	-	-	-	(16,571)
Proceeds from issuance of capital stock	150,000	-	150,000	93,750
Share subscriptions	(90,000)	-	-	-
Capital stock purchased for cancellation	-	-	(6,250)	-

Cash provided by financing activities	60,000	-	143,750	77,179

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures	(133,500)	-	(177,111)	-
Oil and gas property recoveries	28,540	-	29,861	12,939

Cash used in investing activities	(104,960)	-	(147,250)	12,939

Change in cash position during the period	(49,342)	47,255	68,830	23,027

Cash position, beginning of period	168,863	165,318	50,691	189,546

Cash position, end of period	$ 119,521	$ 212,573	$ 119,521	$ 212,573

Supplemental disclosure with respect to cash flows (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

SEPTEMBER 30, 2007

(Unaudited – Prepared by Management)

1.

BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary Portrush Petroleum (US) Corporation (collectively "the Company"). Significant inter-company transactions have been eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. Certain comparative figures have been reclassified to conform with the current year’s presentation. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2006. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties. The Company has two properties located in the United States. It has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 10% working interest in certain oil and gas leases located in Texas, U.S.A.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	September 30, 2007	December 31, 2006

Working capital	$ 8,553	$ 142,507
Deficit	(12,697,386)	(12,453,139)

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

SEPTEMBER 30, 2007

(Unaudited – Prepared by Management)

3.

OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	September 30, 2007	December 31, 2006
Oil and gas properties:
U.S.A., proved	$ 3,044,650	$ 2,879,005
Canada, unproved	256,867	109,616

	3,301,517	2,988,621

Less: Accumulated depletion	(1,819,468)	(1,640,967)

	$ 1,482,049	$ 1,347,654

At September 30, 2007, the oil and gas properties include $256,867 (December 31, 2006 - $109,616) relating to unproved properties that have been excluded from the depletion calculation.

Ontario prospects, Canada

The Company has an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs by paying US$120,000. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

The Company has incurred net development costs of $170,295 on an additional prospect located in Ontario, Canada. During the nine month period ended September 30, 2007, the Company was granted a drill permit for this prospect. The Company has retained a 90% interest in the Waubuno Prospect.

Michigan, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

SEPTEMBER 30, 2007

(Unaudited – Prepared by Management)

3.

OIL AND GAS PROPERTIES (cont’d…)

The full cost ceiling test results as of December 31, 2006 resulted in no impairment of evaluated oil and gas properties. The future prices used in the December 31, 2006 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)

2007	$ 8.56	$ 75.74
2008	9.16	73.41
2009	8.97	69.92
2010	8.74	65.84
2011	8.97	61.76

A ceiling test was not performed at September 30, 2007.

4.

LOAN PAYABLE

On July 25, 2007, the Company established a credit facility with the Regions Bank in Texas, U.S.A. for $103,047 (US$98,732) which is being used to fund the Company’s 10% participation in the oil and gas properties located in Texas. Interest is charged at the US Prime Rate and is paid monthly. The loan matures July 25, 2008.

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
Unlimited common voting shares, no par value

Issued and outstanding:
Balance, December 31, 2006	43,758,792	$ 13,508,437	$ 486,968
Private placement	1,500,000	150,000	-
Finder’s fees	53,571	5,357	-
Stock-based compensation	-	-	38,339
Purchased for cancellation	(50,000)	(6,250)	-
Share issue costs	-	(5,357)	-

Balance, September 30, 2007	45,262,363	$ 13,652,187	$ 525,307

Common shares returned to treasury

On November 14, 2006, the Company filed a notice of intention to undertake a normal course issuer bid with the British Columbia Securities Commission for up to 5% of the Company’s issued share capital (2,200,000 common shares) over a 12 month period. The issuer bid was approved by the TSX Venture Exchange. During the nine month period ended September 30, 2007, the Company purchased 50,000 common shares for $6,250 to return to treasury.

PORTRUSH PERTOLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

SEPTEMBER 30, 2007

(Unaudited – Prepared by Management)

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Private placement

On July 10, 2007, the Company announced the completion of a 1,500,000 unit private placement at $0.10 per unit for gross proceeds of $150,000.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.12 until July 6, 2009. A finder’s fee of 7.5% on $75,000 of the offering was paid by the issuance of 53,571 common shares.

All shares and warrants are subject to a four month hold period from the date of issuance.

Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at September 30, 2007:

	Number of Shares	Exercise Price	Expiry Date

Options	150,000	$ 0.15	December 15, 2007
	250,000	0.15	January 12, 2008
	1,600,000	0.15	April 10, 2009
	300,000	0.15	April 25, 2009
	175,000	0.15	October 31, 2009
	100,000	0.15	November 30, 2009
	325,000	0.10	May 31, 2010
	950,000	0.10	August 9, 2010

Warrants	1,500,000	0.12	July 6, 2009

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

SEPTEMBER 30, 2007

(Unaudited – Prepared by Management)

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The Company granted 1,275,000 (2006 – 1,900,000) stock options during the current period, resulting in stock-based compensation expense under the Black-Scholes pricing model of $38,339 (2006 - $204,400), with a corresponding credit to contributed surplus on the balance sheet.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the period:

	2007	2006

Risk-free interest rate	4.55% ~ 4.64%	4.14%
Expected life of options	3 years	3 years
Annualized volatility	48.68% ~ 51.43%	96.64% ~ 102.10%
Dividend rate	0.00%	0.00%

6.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006

Cash paid during the period for interest	$ -	$ -

Cash paid during the period for income taxes	$ -	$ -

The significant non-cash transactions during the nine month period ended September 30, 2007 are as follows:

a)

The Company incurred $1,585 in recoveries through receivables.

b)

Established a credit facility with the Regions Bank in Texas for $103,047 (US$98,732) which is being used to fund the Company’s 10% participation in oil and gas properties located in Texas.

There were no significant non-cash transactions during the nine month period ended September 30, 2006.

7.

RELATED PARTY TRANSACTIONS

The Company paid or accrued management fees of $60,995 (2006 - $40,618) to a director. Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

SEPTEMBER 30, 2007

(Unaudited – Prepared by Management)

8.

SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $256,897 (December 31, 2006 - $91,525) and the total amount of capital assets attributable to the U.S.A. is $1,225,152 (December 31, 2006 - $1,411,932).

9.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

10.

SUBSEQUENT EVENTS

Stock options

The Company granted 350,000 stock options to directors exercisable at $0.10 until October 4, 2010.

FORM 52-109F2 -  CERTIFICATION OF INTERIM FILINGS

I, Martin Cotter, Director and performing functions similar to that of a Chief Executive Officer of Portrush Petroleum Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Portrush Petroleum Corp. (the issuer) for the period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 27th, 2007

/s/ Martin Cotter

Martin Cotter

Director

FORM 52-109F2 -  CERTIFICATION OF INTERIM FILINGS

I, Martin Cotter, Director and performing functions similar to that of a Chief Financial Officer of Portrush Petroleum Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Portrush Petroleum Corp. (the issuer) for the period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 27th, 2007

/s/ Martin Cotter

Martin Cotter

Director

Form 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation

MD&A

Description of Business and effective Date of this Report

Portrush Petroleum Corporation (“Company”) is a junior oil and natural gas exploration and production company. The Company is focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, and the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Lenox project has two oil wells on production and the Mission River project has nine gas wells on production. Portrush is a reporting issuer publicly traded on the TSX Venture Exchange in Canada under the symbol PSH.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the period ended September 30, 2007 (the "Financial Statements").  The information in this Management Discussion and Analysis (“MD&A”) contains forward-looking information or statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of November 27, 2007.

2007 Highlights

•

Drilling has been completed on the first well of a new four well program in Mission River. The well was drilled to a depth of 7,950 feet and the Company is waiting for the completion results. A total of four wells are planned. The Company holds a 10% working interest in the Mission River Project.

•

 The Company has established a credit facility with a Texas based bank to finance future cash calls on the current Mission River drilling program.

•

The Company has begun drilling the Waubuno prospect in Ontario and expects to complete drilling the well in December, 2007. The Company has retained a 90% interest in the project.

•

Reported oil and gas revenues for the 9 month period ended September 30, 2007 was $331,711 compared to $584,895 for the same period in 2006, with a reported net loss of $0.01 per share for the period in 2007 compared to a net loss of $0.01 per share for fiscal 2006.

Properties of the Company

Waubuno Prospect, Canada

The Company has negotiated leases on a gas prospect located in the Moore Township, Lambton County, Southwestern Ontario, Canada. The prospect is located in the heart of a gas storage area on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno. The Company has begun drilling this prospect and expects to complete drilling the well in December, 2007. The Company has retained a 90% interest in the project.

Mission River Project, Texas

In Texas, the Company has a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Company owns a 10% working interest in the project.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and eight additional wells have since been drilled and completed as gas wells. Nine wells are currently on production. A gas pipeline runs through the property.

During the nine month period ended September 30, 2007, the operator announced that plans have been finalized to drill four additional wells. The wells will be drilled to intersect the 7,800 foot interval found present and capable of production in the Scanio/Shelton No. 6 and 7 wells. The first well is expected to be drilled by the end of November, 2007.

Lenox Project, Michigan

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred.  The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Results of Operations

The Company’s accounting policy is to record its oil and gas properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

During the nine month period ended September 30, 2007, the Company recorded gross revenue of $331,711 compared with $584,895 in 2006. Well operating expenses were $76,216 compared with $204,474 in the previous year and the Company recorded depletion expenses of $178,501 compared with $90,437 in the previous year.

General and administration expenses were $314,514 compared with $546,507 for the same period in 2006. General and Administrative expenses decreased when compared to the same period in the previous year when stock-based compensation expense, a non-cash charge of $38,339 (2006 - $237,514) is excluded. The Company expects general and administrative expenses to remain relatively constant as the Company expects its level of activity to remain the same for remainder of the year. The Company paid or accrued to the President of the Company management fees of US$6,000 per month.

On July 25, 2007, the Company established a credit facility with the Regions Bank in Texas, U.S.A. for $103,047 (US$98,732) which is being used to fund the Company’s 10% participation in the oil and gas properties located in Texas. Interest is charged at the US Prime Rate and is paid monthly. The loan matures July 25, 2008.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2005	Total Revenue	157,958	146,856	173,355	115,429
	Net Loss	(2,425)	(113,576) (1)	(2,207) (2)	(42,040) (3)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)

2006	Total Revenue	150,811	228,986	205,098	192,560
	Net Income (loss)	7,868(4)	(234,176)(5)	(40,487) (6)	(167,322)(7)
	Basic and diluted Income (loss) per share	0.01	(0.01)	(0.01)	(0.01)

2007	Total Revenue	135,139	102,713	93,829
	Net Income (loss)	(73,191)	(91,248) (8)	(118,920) (9)
	Basic and diluted Income (loss) per share	(0.01)	(0.01)	(0.01)

During the quarter, the Company recorded stock based compensation expenses of (1) $Nil, (2) $2,876, (3) $42,645,

(4) $9,540, (5) $204,400, (6) $6,889, (7) $20,731, (8) $12,636, (9) $25,703

Liquidity

The Company does not have sufficient financial resources to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

During the period the Company completed a non-brokered private placement financing of 1,500,000 units for gross proceeds of $150,000. Each unit consists of one common share and one warrant entitling the holder to purchase one additional common share at an exercise price of $0.12 per share until July 6, 2009.

Investor Relations

The Company will continue its corporate awareness program with the aim of enhancing the Company's visibility and foster a clear understanding of its performance and strategic direction. Lindsay Malcolm has replaced Allan McGirr as the Company’s investor relations consultant. Mr. Malcolm will be engaged at $2,500 per month on a month to month basis as an investor relations consultant. Mr. Malcolm was granted stock options to purchase 150,000 common shares at $0.15 per share.

Share Buy Back Program

In December, 2006 the Company initiated a share buy-back program whereby the Company may purchase up to 2,200,000 (up to 5% of the Company’s issued share capital) of its common shares over the next 12 months through the facilities of the TSX Venture Exchange. To date, the Company has purchased 350,000 shares for $46,250. All of the shares will be cancelled over the course of the buy-back program.

Outstanding Share Data

The following table summarizes the outstanding share capital as of the date of this Management Discussion and Analysis:

Common shares	45,262,363

Stock options	4,200,000

Warrants	1,500,000

(See Note 5 of the financial statements for additional detail)

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

The Company paid or accrued management fees of US$6,000 per month to a director, Martin Cotter for his services as the President of the Company.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment. Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Internal Controls over Financial Reporting

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner, particularly during the period in which the annual filings are being prepared. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at the date of this report, and believes them to be effective in providing such reasonable assurance.

Management is also responsible for the design of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (“GAAP”). Management has evaluated the design of the Company’s internal controls and procedures over financial reporting as of the end of the period covered by the interim filings, and believes the design to be sufficient to provide such reasonable assurance.

In addition, because of the size of the Company and the small number of staff, the Company must rely upon various advisers and consultants to assist with the various regulatory disclosure requirements, and as such these advisors and consultants form part of the disclosure controls and procedures.

During the reporting period, the Company made changes to its system of internal controls that did not materially affect internal control over financial reporting.

Outlook

The Company's primary focus for the foreseeable future will be on reviewing its financial position and the ability to finance new business ventures in the oil and gas industry.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com and at www.portrushpetroleum.com.

Subsequent events

Stock Options

The Company granted 350,000 stock options to directors exercisable at $0.10 until October 4, 2010.

Mission River update

The Company has drilled the Scanio/Sheldon No.8 well to a total depth of 7,950 feet and a decision to complete the well has been taken. The operator intends to perforate the upper six feet with six shots per foot of potential production zone an place the well on production.

Wabuno prospect update

Drilling commenced at the Portrush et al No. 1-Moore 5-13-III in Moore township, Lambton County, Southwestern Ontario. The prospect is located on trend and mid-point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768

(Registrant)

Date: December 7, 2007       By: /s/ Neal Iverson__________________________

                                      Neal Iverson, Director